ORBIT INTERNATIONAL CORP.

2005 Annual Report



COMPANY PROFILE

ORBIT INTERNATIONAL CORP. DESIGNS AND MANUFACTURES CUSTOMIZED PANELS, COMPONENTS AND SUBSYSTEMS FOR CONTRACT PROGRAM REQUIREMENTS FOR PRIME CONTRACTORS, GOVERNMENTAL PROCUREMENT AGENCIES AND R & D LABORATORIES IN ITS MANUFACTURING FACILITIES IN HAUPPAUGE, NY AND QUAKERTOWN, PA. THE COMPANY ALSO MANUFACTURES AND SELLS COMMERCIAL POWER SUPPLIES, AC POWER SOURCES, FREQUENCY CONVERTERS, UNINTERRUPTIBLE POWER SUPPLIES AND ASSOCIATED ANALYTICAL EQUIPMENT THROUGH ITS BEHLMAN SUBSIDIARY. THE BEHLMAN CUSTOM DIVISION DESIGNS, MANUFACTURES AND SELLS POWER UNITS AND ELECTRONIC PRODUCTS FOR MEASUREMENT AND DISPLAY.

DEAR FELLOW SHAREHOLDERS:

Our Company reached new heights in 2005 as we reaped the benefits of a new strategic acquisition that complemented our organic growth. We completed the acquisition of Tulip Development Laboratory, Inc. and its manufacturing affiliate in April 2005 which had an immediate and accretive effect on our financial performance. Our revenues increased by 35% which resulted in a 39% increase in net income and an 89% increase in earnings before interest, taxes, depreciation and amortization, and amortization of unearned compensation (EBITDA) which again demonstrates the operating leverage inherent in our business model. Our backlog at December 31, 2005 was up 20% over the prior year and both of our operating segments continued to receive new contract awards with significant follow-on potential. To enhance trading liquidity, in July 2005, our Board of Directors declared a 25% stock dividend—the second such dividend in three years.

2005 in Review and Financial Condition

As noted above, in April 2005, we completed the acquisition of Tulip, a leading designer and engineering provider of computer peripheral products including custom integrated solutions for keyboards, illuminated data entry devices and displays. Its customers include Allied Signal, Boeing Aerospace, General Dynamics, GE, Honeywell, GTE, Lockheed Martin, L3, Northrop Grumman, Raytheon, Rockwell Collins, and Siemens. The $8.5 million purchase price consisted of $5.0 million in cash, $2.0 million in promissory notes to the sellers and approximately 206,000 shares of Orbit stock valued at $1.5 million. The cash portion of the purchase price was funded by a 5-year acquisition loan funded by our primary lender.

To summarize our 2005 results, consolidated net sales increased by 35% to $24,254,000 from $18,012,000 in the prior year. EBITDA increased by 89% to $3,710,000 ($.83 per diluted share) compared to $1,967,000 ($.50 per diluted share). Net income increased to $2,684,000 or $.60 per diluted share compared to $1,967,000 or $.50 per diluted share. All per share amounts have been adjusted for the aforementioned 25% stock dividend.

Our increasing profitability over the past several years has continued to strengthen our balance sheet. At December 31, 2005, working capital increased to $14,839,000 and we had a current ratio of 4.9 to 1. We renewed our $2.5 million credit facility with our primary lender, which remains unused, and we recently negotiated a reduction to our borrowing costs related to our acquisition loan. With approximately $25 million in tax loss carryforwards, future profits should be protected from federal income taxes for several years, further enhancing cash flow from operations.

New Awards and Follow-on Opportunities

Once again, 2005 was a year in which we penetrated new markets, new customers and reaped the benefits of follow-on orders on existing programs. Here are some of the highlights:

- In April 2005, our Electronics Segment received a new contract award for approximately $400,000 from General Dynamics Canada Ltd. for the initial production requirement for the Commander's Display Units and Central Control Panels that will be integrated into the Mobile Gun System (MGS) vehicle. The MGS is a variation of the LAV III that will be produced for the Interim Armored Vehicle Stryker program. The principal function of the MGS is to provide support to assaulting infantry on short notice. The customer has indicated that we should expect follow-on orders.

- In July 2005, our Electronics Segment received a contract award exceeding $400,000 from Science Applications International Corporation for the development and pre-production of a display communications console in support of the Mobile Tower System (MOTS). MOTS is a mobile air traffic control tower that is designed to quickly establish air traffic services during the initial phases of battlefield deployment and sustain those services throughout the operations and redeployment. Since the MOTS





system has been designed to replace older systems, there is a significant opportunity for follow-on orders.

- In September 2005, our Power Units Segment received an order for approximately $650,000 for a power supply used on the LAMPS MK1 SH-2F "Seasprite" program, the U.S. Navy's anti-submarine and anti-ship surveillance and targeting system. We had previously supplied units during the program's pre-production phase and this order marked the beginning of the production phase which is expected to continue through 2011.

- In October 2005, our Electronics Segment received a contract in excess of $2,200,000 from the U.S. Naval Inventory Control Point. Under the terms of the contract, we are to deliver new Color Plasma Entry Panels to support an ongoing upgrade program for the U.S. Navy UYQ-21 consoles. This new Color Plasma Entry Panel replaces the Plasma Entry panel originally designed by Orbit. This panel will significantly upgrade the capabilities of the units currently embedded on all UYQ-21 consoles throughout fleet service. This initial requirement was for 265 units and we hope to replace all 2500 Plasma Entry Panels that are in the fleet over the next several years.

- In February 2006, our Electronics Segment received a contract in excess of $1,400,000 for its Mobile Display Terminal (MDT) that is used to support commercial mass transit systems. The unit allows a driver to transmit and receive real time data and critical information on a 3x5 inch color display that forms part of a system used to monitor a city's fleet of mass transit vehicles. Having been deemed extremely effective by a number of metropolitan mass transit systems, in terms of quicker emergency response and repositioning for passenger volume and mechanical failure, there is reason for confidence that other mass transit system upgrades will incorporate our MDTs.

Recognition for our Accomplishments and the Road Ahead

Our success over the past several years has been professionally gratifying and has not gone unnoticed. In 2005, we were named to the Deloitte and Touche Fast 50 on Long Island for the second consecutive year. In addition, we were ranked 72nd on the fifth annual FORTUNE Small Business list of the 100 Fastest Growing Small Companies in America. Finally, Orbit was ranked #78 among the 200 Best Small Companies by Forbes magazine. These rankings were based on a number of criteria, including return on equity, sales and earnings per share growth for various periods between one and five years. These awards belong to the entire Orbit organization for it is they who are responsible for the accomplishments that underlie this recognition.

Our business plan is focused on growing our existing businesses and seeking out complementary strategic accretive acquisitions. The Tulip operation has been successfully integrated into our Electronics Segment and we are well positioned to capture additional orders on current programs as well as contracts and orders on new programs. We have made the pursuit of suitable acquisitions a top corporate priority as management regularly review candidates.

The prospects for growth in both our Electronics and Power Units Segments are very promising. In our Power Units Segment, we continue to leverage our standard product designs to pursue significant production programs requiring a modified standard or COTS product application. Our growing installed base of existing programs leads to large recurring orders which we are confident will continue for years to come. In our Electronics Segment, we have benefited from high levels of defense spending from all branches of our armed services, together with a noticeable increase in foreign military program requirements.

Furthermore, we firmly believe that defense spending as well as homeland defense funding will remain a high priority and we also believe that our business of providing military hardware for refurbishment and modernization programs will continue to benefit as these are vitally important to our military preparedness.

Once again, I would like to thank our shareholders for their continued support and our employees for all their hard work and dedication. All of us at Orbit are committed to a safe work environment, the highest quality of ethics and business practice as well as corporate governance. This past year was a year of great achievement. We are truly excited at the challenges, promise and opportunities for 2006 and beyond.



Dennis Sunshine
President and Chief Executive Officer

ORBIT INTERNATIONAL CORP.

A LEADER IN MILITARY EL

Leader In Providing Solutions For Military Electronic Applications

Orbit Instrument currently supports a number of U.S. and foreign military programs with electronic hardware and subsystems. Orbit's experience in this field has enabled the Company to gain the confidence of its customers, and embed its hardware into program requirements to be used as standard products. Orbit's Command Information Units (CIU's), Command Display Units (CDU's), Digital Transponder (IFF) Units, Secure Voice Systems (SVS) and Ground Positioning Systems (GPS) Units are all currently used as industry standards for night vision and harsh terrain environment applications.





Railroad signaling, as we know it, is a system of AC voltages applied to the track from a wayside bungalow. It is used to advise the train engineer of acceptable operations; it is used to sense train position for crossing gates; and it sends information to a central dispatcher relative to train position. Railroad signaling is on 24/7 and the railroad must stop operating if there is loss of signal. Behlman's BL+2X30 is a rugged built, highly-reliable, dual-redundant, Railroad Signal Source consisting of two 30 KVA Frequency Converters and a TM30 Transfer Module.



product draws heavily from more than 45 years of engineering design

Behlman has extensive experience in the design and manufacture of critical electronic equipment in our "World Class" facility. Behlman is a key supplier of precision power supplies for military, industrial and commercial applications. Innovative engineering allows Behlman to tailor its wide range of designs to specific customer requirements. Behlman can produce new designs, build-to-print, reverse engineer and modernize old or obsolete power supplies.





Orbit Instrument has 45 years of experience in custom designing and engineering keyboards and keypads for man-machine-interface "MMI" program requirements designed for land-based, shipboard, aircraft and helicopter applications. Our backlit keyboards are used extensively for shipboard applications, while our sunlight readable keyboards have been incorporated into the FAA Air Traffic Control Towers, as well as aircraft and helicopter requirements.

Our engineering staff is capable of designing ruggedized cost effective MMI products for land-based program requirements— while having years of experience in custom designing units to operate under the most severe nuclear, biological and chemical battlefield environments.



OVIDING SOLUTIONS FOR ECTRONIC APPLICATIONS

Behlman excels in the design and manufacture of specialized power sources used for oil and gas exploration. This application requires very reliable, rugged products that are subjected to harsh environments while supplying precise electronic power. Behlman sources can have a variety of options including remote control via computer or satellite, high voltage output of up to 1400 volts, "master/slave" operation and read back capability. Behlman's power sources are in use all over the world supplying clean, precise power for this specialized application.



Most household electrical consumer products—dishwasher, washing machine, coffee pot, etc.—are made to be used worldwide. In addition, aircraft use a non-standard 400 Hz AC frequency for the electronics on board. In order to test these units at the required worldwide voltage and frequency required a frequency convert similar to the products manufactured by Behlman. Behlman manufactures a complete line of Frequency Converters with both variable and fixed voltages and frequencies that replicate both international and aircraft AC power.



experience, producing reliable hardware qualified to the most exacting standards.

The Company's Electronics Segment designs and manufactures a full line of custom ruggedized and full-mil electro-luminescent, plasma, and color liquid display units for airborne, shipboard, helicopter tracked vehicle and hand held program requirements. Our engineering staff has designed a number of customized displays ranging in size to fix 5.5" to 21.3" configurations, which have all been qualified to meet full-mil environmental requirements.











REPORT OF MANAGEMENT

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Orbit management. The financial statements in the accompanying Form 10-KSB have been prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

Orbit maintains an effective level of internal control. It consists of defined lines of responsibility and delegation of authority as well as comprehensive systems and control procedures. We believe our system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are properly recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets.

Goldstein Golub Kessler LLP, independent accountants, is retained to examine Orbit's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal controls of Orbit and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board of Directors the independent accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent accountants to review accounting, auditing, internal control structure and financial reporting matters.

Dennis Sunshine
Chief Executive Officer

Mitchell Binder
Chief Financial Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-KSB

_X_ ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

or

____ TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to

Commission File No. 0-3936

ORBIT INTERNATIONAL CORP.

(Name of small business issuer in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**11-1826363** (I.R.S. Employer Identification No.)
80 Cabot Court, Hauppauge, New York (Address of principal executive offices)	**11788** (Zip Code)

Issuer's telephone number, including area code: **(631) 435-8300**

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.10 par value per share
(Title of class)

Indicate by check mark whether the Registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days.

Yes _X_ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. _X_

Issuer's revenues for its fiscal year ended December 31, 2005: $24,254,000

Aggregate market value of Registrant's voting and non-voting common equity held by non-affiliates (based on shares held and the closing price quoted on the Nasdaq Capital Market on March 17, 2006): $35,377,985

Number of shares of common stock outstanding as of March 17, 2006: 4,583,071

Documents incorporated by reference: The Registrant's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Registrant's 2006 Annual Meeting of Stockholders.

PART I

Item 1. DESCRIPTION OF BUSINESS

General

Orbit International Corp. (the "Company" or "Orbit") was incorporated under the laws of the State of New York on April 4, 1957 as Orbit Instrument Corp. In December 1986, the state of incorporation was changed from New York to Delaware and in July 1991, the name was changed to Orbit International Corp. The Company conducts its operations through its Orbit Instrument Division and its wholly-owned subsidiaries, Behlman Electronics, Inc. and Tulip Development Laboratory, Inc. ("TDL") and its affiliated manufacturing company, TDL Manufacturing, Inc. ("TDLM")(collectively "Tulip"). Through its Orbit Instrument Division, which includes its wholly-owned subsidiary, Orbit Instrument of California, Inc. and Tulip, the Company is engaged in the design, manufacture and sale of customized electronic components and subsystems. Behlman Electronics, Inc. is engaged in the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display.

On April 4, 2005, the Company completed the acquisition of all of the issued and outstanding capital stock of Tulip. The total transaction value was $9,027,000 consisting of $5,000,000 in cash, a $2,000,000 promissory note to the sellers, $1,500,000 in value of Orbit stock and $527,000 of direct acquisition costs. Headquartered in Quakertown, Pennsylvania, Tulip is a leading designer and engineering provider of computer peripheral products including custom integrated solutions for keyboards, illuminated data entry devices and displays. Through TDLM, it provides both defense contractors and commercial customers with high volume production to support membrane control panel, military vetronic and avionic display program requirements.

Financial Information About Industry Segments

The Company currently operates in two industry segments. The Electronics Segment, which is comprised of the Company's Orbit Instrument Division and its Tulip subsidiary, is engaged in the design and manufacture of electronic components and subsystems. The Power Units Segment is comprised of the Company's Behlman subsidiary and is engaged in the design and manufacture of commercial power units.

The following sets forth certain selected historical financial information relating to the Company's business segments:

	December 31, 2005	2004
Net sales:		
Electronics		
Domestic	$13,878,000	$ 9,806,000
Foreign	868,000	73,000
Total Electronics	14,746,000	9,879,000
Power Units		
Domestic	8,894,000	7,470,000
Foreign	614,000	663,000
Total Power Units	9,508,000	8,133,000
Operating income (1):		
Electronics	2,812,000	2,115,000
Power Units	1,587,000	647,000
Assets:		
Electronics	8,383,000	5,386,000
Power Units	4,854,000	5,696,000

---

(1) Exclusive of corporate overhead expenses, interest expense and investment income which are not allocated to the business segments.

Additional financial information relating to the business segments in which Orbit conducts its operations is set forth in Note 15 to the Consolidated Financial Statements appearing elsewhere in this report.

Description of Business

General

Orbit's Electronics Segment designs, manufactures and sells customized panels, components, and "subsystems" for contract program requirements to prime contractors, governmental procurement agencies and research and development ("R&D") laboratories. The Segment primarily designs and manufactures in support of specific military programs. More recently, the Company has focused on providing commercial, non-military "ruggedized hardware" (hardware designed to meet severe environmental conditions) for prime contractor programs at cost competitive prices. Products include a variety of custom designed "plasma based telephonic intercommunication panels" for secure voice airborne and shipboard program requirements, "full-mil keyboards", "trackballs" and "data entry display devices". The Electronics Segment's products, which in all cases are designed for customer requirements on a firm fixed price contract basis, have been successfully incorporated on surveillance aircraft programs, including E-2C, E-2D, Joint Surveillance Target Attack Radar Systems (J/STARS), Lookdown Surveillance Aircraft (AWACS) and P-3 (anti-submarine warfare) requirements, and shipboard programs, including AEGIS (Guided Missile Cruisers and Destroyers), DDG'S (Guided Missile Destroyers), BFTT (Battle Force Tactical Training), LSD'S (Amphibious Warfare Ships) and LHA'S (Amphibious Warfare Ships) applications, as well as a variety of land based guidance control programs including the TAD (Towed Artillery Digitization) fire control system.

Orbit's Power Units Segment is in the business of manufacturing and selling power supplies, AC power sources (equipment that produces power that is the same as what would be received from a public utility), "frequency converters" (equipment that converts local power to equivalent foreign power), "uninterruptible power supplies ("UPS")" (devices that allow a computer to operate while utility power is lost), associated analytical equipment and other electronic equipment. The military division of Behlman designs and manufactures "power conversion devices" (equipment that produces power that is the same as what would be received from a public utility) and electronic products for measurement and display.

Products

Electronics Segment

Intercommunication Panels

The Orbit Instrument Division has designed and developed various types of shipboard communication terminals. Orbit also upgraded these panels with state-of-the-art displays and touch screens. These communication terminals support existing shipboard secure and non secure voice communication switches. In addition, the Orbit Instrument Division has also upgraded the communications Terminals with "telco-based" capability. The upgraded communication terminals are installed on combat information centers of various US Naval ships.

Displays

The Orbit Instrument Division's and Tulip's family of graphic terminals enables the operator to monitor and control radar systems for shipboard and airborne applications. These terminals are used throughout a ship or surveillance plane as adjuncts to larger console displays. Some of the Orbit designed/developed Displays are used as data entry and as such include embedded Pentium based Single Board Computers and touch screens. The modular design of the terminals facilitates applications for surface ship, submarine, aircraft and land based requirements. Orbit designed/developed Displays implement flat panel plasma, Electroluminescent ("El") or Color LCD technology based displays. Depending on the requirement, Orbit offers 4" x 4", 6.5", 8.1", 10.4", 12.1", 18.1", 20.1", 21.2" (measured diagonally) size displays.

The Orbit Instrument Division developed a family of 18.1" and 20.1" color LCD display panels for military and rugged commercial opportunities. The displays are manufactured using Super Fine TFT (thin film transistor) active matrix technology. The displays are backlit with Cold Cathode Fluorescent Tubes (CCFT), and is driven by an integral inverter. The Company has adapted this technology for high brightness and full-color imaging requirements. The Company is positioning this technology for naval ships, FAA tower controller applications and trading floor opportunities.

The Orbit Instrument Division also has designed and manufactured a variety of flat technology display based "computer controlled action entry panels (CCAEPS)", which provide a console operator with multiple displays of computer generated data.

Tulip has designed and manufactured a monochrome and color Mobile Display Terminal that is comprised of a switch matrix bezel that allows a driver on a mass transit vehicle to transmit and receive real time data and critical information on a 3x5 inch color display.

Keyboards, Keypads and Pointing Devices

The Orbit Instrument Division and Tulip have designed a number of custom backlit keyboards and keypads to meet full military specifications. These keyboards and keypads have been designed for shipboard, airborne, sub-surface and land based program requirements, as well as for the Federal Aviation Administration. The keyboards include various microprocessor based serial interfaces, such as RS-232, RS-422, PS/2, USB and SUN type interfaces. Depending on the requirement, some of the backlit keyboards are night vision goggle compatible and designed for NVIS Green A or Green B night vision requirements.

Orbit designed/developed pointing devices are trackballs and force sticks. Orbit manufactures various militarized trackballs in various sizes for airborne, shipboard, Army and FAA requirements. The trackballs and the force stick include various microprocessor based serial interfaces such as RS-232, RS-422, PS/2, USB and SUN type interfaces.

Operator Control Trays

The Orbit Instrument Division designs and manufactures a variety of "operator control trays" that help organize and process data created by interactive communications systems, making such data more manageable for operator consumption. These trays are presently used to support patrol and surveillance airborne aircraft programs, "standard shipboard display console requirements" and shore land based defense systems applications. The operator trays are integrated with Orbit designed/developed keyboards, flat panel technology based computer controlled action entry panels, switch panels and pointing devices.

Command Display Units (CDU'S)

The Orbit Instrument Division is currently under order for command display panels that are being utilized for vehicular, shipboard and sheltered platform requirements. The display panels are flat panel technology based and include a Pentium based single board computer. Orbit designed/developed several models of the CDU to be used by US Navy, US Army and Marines, Korean and Canadian armies.

Mobile Key Panel Receivers

Tulip is under contract for the production of mobile key panel receivers that provide battlefield operators with real time position, velocity, navigation and timing (PVNT) information in a stand alone, hand-held, lightweight configuration.

Power Units Segment

Power Sources

Behlman's "AC power sources" are used in the production of hospital beds, motors, compressors for air conditioners and refrigerators, circuit breakers and fuses, electrical noise suppressant equipment such as Metal Oxide Varisters (MOV's), household appliances both large and small, electrically powered tools such as hand drills, plating equipment, cable TV boxes, transmission equipment, vending machines and gasoline pumps. Other uses are for equipment used in oil and gas exploration, aircraft, ships and on production lines. Behlman's equipment is used as a supply for hydraulic test stands for the U.S. Air Force as well as commercial airlines. These power sources have power levels from 100 VA to 120,000 VA.

Behlman's frequency converters are used to convert power from one frequency to another. They are used to test products to be exported to foreign countries from the point of origin (e.g. in the U.S., 60 Hz. is converted to 50 Hz). These frequency converters are used to supply 400 Hz aircraft and ship power from the local power grid that is 50 or 60 Hz. They are also used on airplanes to supply the 60 Hz. required by standard equipment such as computers from the 400 Hz. available on the aircraft. Behlman's products are being used for railroad signaling; its frequency converters are being manufactured for most of the passenger railroads in the United States.

Behlman's UPS products are used for backup power when local power is lost. Behlman only competes in the "ruggedized", industrial and military markets. Behlman is now producing its UPS units for Aegis Destroyers, LHD Wasp Class ships and Hummers .

Behlman's custom power supply division designs and manufactures power supplies that use commercial-off-the-shelf (COTS) power modules to meet its customers' environmental specifications. This technique requires less engineering and produces a more reliable unit in much less time.

Behlman also performs reverse engineering of analog systems for the United States Government or United States Government contractors to enable them to have a new contractor when the old manufacturer cannot or will not supply the equipment.

Behlman is recognized by the Source Development Department of the NAVICP and has been given the opportunity to compete against prime contractors. Behlman has current orders including positioning assemblies and power supplies for the F/18 FLIR system.

Behlman's inverters which convert system battery power to AC are being used in utility substations and electric, gas and water transmission systems.

Behlman also operates as a qualified repair depot for many United States Air Force and Navy programs.

Proposed Products

Electronics Segment

The Orbit Instrument Division has designed and developed the next generation, Color LCD flat panel technology with a touch screen based Computer Controlled Action Entry Panel for the AEGIS Class Ships. The new Color Entry Panel (CEP) replaces our existing Plasma Entry Panel (PEP). The CEP has already been successfully manufactured and tested on several platforms.

The Orbit Instrument Division has a current order for the design and development of 15" color LCD based displays with touch screen that can operate at -40 degrees centigrade for the Swedish Coast Guard and New Zealand P-3 programs. Orbit is also contracted to provide an airborne keyboard and pointing device for the pilot's station as well as keyboards and trackballs for the mission consoles for the same programs.

The Orbit Instrument Division has completed the design and pre-production of orders for 12.1" Color LCD display based computers with a touch screen as well as 20.1" color LCD based UXGA monitors for amphibious ships.

The Orbit Instrument Division is in the research and development phase of designing new Control Display Units - CDU's that interfaces with TALIN land navigation system for the US Army Fire Finder Program. The new CDU will replace the Orbit RDU that was designed/developed by Orbit and interfaced with the now obsolete DRUH Land Navigation System on the Fire Finder Program.

Power Units Segment

In an effort to expand their product base to Army vehicles, Behlman is developing a 2500VA inverter to be used in military equipment such as HUMVEES.

Behlman is expanding its high power Bht series to be used on the newest aircraft that utilize "wild frequency" systems.

Behlman is developing a new line of low cost, high power frequency converters—called the BLP series.

In response to customer requests, Behlman is developing COTS power supplies to be used for satellite, sonar and fire control optics.

Sales and Marketing

Products of the Electronics Segment are marketed by Orbit Instrument Division's sales personnel and management. Military products of the Power Units Segment are marketed by Behlman's sales and program managers and other management personnel. Commercial products of the Power Units Segment are sold by regional sales managers, manufacturer's representatives and non-exclusive distributors.

Competition

Many of our competitors are well established, have reputations for success in the development and sale of their products and services and have significantly greater financial, marketing, distribution, personnel and other resources than us, thereby permitting them to implement extensive advertising and promotional campaigns, both in general and in response to efforts by additional competitors to enter into new markets and introduce new products and services.

The electronics industry is characterized by frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for electronic products, components and related services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. We are constantly required to expend more funds for research and development of new technologies.

The Electronics Segment's competitive position within the electronics industry is, in management's view, predicated upon the Orbit Instrument Division's and Tulip's manufacturing techniques, its ability to design and manufacture products which will meet the specific needs of its customers and its long-standing successful relationship with its major customers. (See "– Major Customers"). There are numerous companies, many of which have greater resources than the Company, capable of producing substantially all of the Company's products. However, to the Company's knowledge, none of such competitors currently produce nearly all of the products that the Electronics Segment produces.

Competition in the markets for the Power Units Segment's commercial and military products depends on such factors as price, product reliability and performance, engineering and production. In particular, due primarily to budgetary restraints and program cutbacks, competition in Behlman's United States Government markets has been increasingly severe and price has become the major overriding factor in contract and subcontract awards. To the Company's knowledge, some of Behlman's regular competitors include companies with substantially greater capital resources and larger engineering, administrative, sales and production staffs than Behlman.

Sources and Availability of Raw Materials

The Company uses multiple sources for its procurement of raw materials and is not dependent on any suppliers for such procurement. The Company continuously updates its delivery schedules and evaluates availability of components so that they are received on a "just-in-time schedule". Occasionally, in the production of certain military units, the Company will be faced with procuring certain components that are either obsolete or difficult to procure. However, the Company has access to worldwide brokers using the Internet to assure component availability. Nevertheless, there can be no assurance that such components will be available, and even if so, at reasonable prices.

Major Customers

Various agencies of the United States Government, Rockwell Collins, Inc., Raytheon Company and a unit of BAE SYSTEMS accounted for approximately 17%, 12%, 11% and 11%, respectively, of consolidated net sales of the Company for the year ended December 31, 2005. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Company. The Company does not have any significant long-term contracts with any of the above-mentioned customers.

The major customers of the Electronics Segment are Rockwell Collins, Inc., various agencies of the United States Government and a unit of BAE SYSTEMS, accounting for approximately 19%, 18% and 14%, respectively, of the net sales of such segment for the year ended December 31, 2005. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Electronics Segment.

The major customers of the Power Units Segment are various agencies of the United States Government and Raytheon Company, accounting for approximately 17% and 14%, respectively, of the net sales of such segment for the year ended December 31, 2005. The loss of these customers would have a material adverse effect on the net sales and earnings of the Power Units Segment.

Since a significant amount of all of the products which the Company manufactures are used in military applications, any substantial reduction in overall military spending by the United States Government could have a materially adverse effect on the Company's sales and earnings.

Backlog

As of December 31, 2005 and 2004 the Company's backlog was as follows:

	2005	2004
Electronics	$ 9,000,000	$6,000,000
Power Units	4,000,000	5,000,000
Total	$13,000,000	$11,000,000

Substantially all of the backlog at December 31, 2005 represents backlog under contracts that will be shipped during 2006.

The backlog at December 31, 2005 and December 31, 2004 does not include approximately $400,000 and $2,000,000, respectively, of orders not yet received under a Master Order Agreement received from a customer whereby the Company was authorized to procure material to complete such orders. The Company received the final $400,000 in orders in January 2006.

A significant amount of the Company's contracts are subject to termination at the convenience of the United States Government. The backlog is not influenced by seasonality.

Special Features of United States Government Contracts

Orders under United States Government prime contracts or subcontracts are customarily subject to termination at the convenience of the United States Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor. No material terminations of contracts of either the Electronics Segment or the Power Units Segment at the convenience of the United States Government occurred during the years ended December 31, 2005 and 2004.

A significant portion of the Company's revenues are subject to audit under the Vinson-Trammel Act of 1934 and other federal statutes since they are derived from sales under United States Government contracts. The Company believes that adjustments to such revenues, if any, will not have a material effect on the Company's financial position.

Research and Development

The Company incurred approximately $1,100,000, and $967,000 of research and development expenses during the years ended December 31, 2005 and 2004, respectively. During the years ended December 31, 2005 and 2004, the Company recognized revenue of approximately $807,000 and $391,000, respectively, for customer funded research and development.

Patents

The Company does not own any patents which it believes are of material significance to its operations.

Employees

As of March 10, 2006, the Company employed 130 persons, all on a full-time basis except for one part-time employee. Of these, the Electronics Segment employed 81 people, consisting of 14 in engineering and drafting, 6 in sales and marketing, 13 in direct and corporate administration and the balance in production. The Power Units Segment employed 49 people, consisting of 14 in engineering and drafting, 5 in sales, 3 in direct and corporate administration and the balance in production.

Risk Factors

This report and other reports filed by us contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this report, as well as additional risks and uncertainties of which we are currently unaware. See Item 6. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements".

Risks Relating to the Company

We are heavily dependent upon the continuance of military spending as a source of revenue and income.

A significant amount of all the products we manufacture are used in military applications. The attacks of September 11, 2001 and subsequent world events have led the U.S. Government to increase the level of military spending necessary for domestic and overseas security. We are heavily dependent upon military spending as a source of revenues and income. Accordingly, any substantial future reductions in overall military spending by the U.S. Government could have a material adverse effect on our sales and earnings.

We could encounter difficulties in procuring contracts because of a reduction in the level of industry-wide funding and pricing pressures.

We continue to pursue many business opportunities, including programs in which we have previously participated but, in the event of industry-wide funding and pricing pressures, we could encounter delays in the awards of these contracts. We continue to seek new contracts which require incurring up-front design, engineering, prototype and pre-production costs. While we are attempting to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by our customers, including the U.S. Government, for such effort. In addition, even if the U.S. Government agrees to reimburse development costs, there is still a significant risk of cost overrun, which may not be reimbursable. Furthermore, once we have completed the design and pre-production stage, there is no assurance that funding will be provided for future production.

A significant amount of our contracts are subject to termination at the convenience of the U.S. Government. Orders under U.S. Government prime contracts or subcontracts are customarily subject to termination at the convenience of the U.S. Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor.

We are dependent on certain of our customers and we do not have any long-term contracts with these customers.

Various agencies of the United States Government, Rockwell Collins, Inc., Raytheon Company and a unit of BAE SYSTEMS accounted for approximately 17%, 12%, 11% and 11%, respectively, of consolidated net sales of the Company for the year ended December 31, 2005. Rockwell Collins, Inc., various agencies of the U.S. Government and a unit of BAE SYSTEMS accounted for approximately 19%, 18% and 14%, respectively, of the net sales of our Electronics Segment for the year ended December 31, 2005. Various agencies of the U.S. Government and Raytheon Company accounted for approximately 17% and 14%, respectively, of the net sales of our Power Units Segment for the year ended December 31, 2005. We do not have any significant long-term contracts with any of the above-mentioned customers. The loss of any of these customers would have a material adverse effect on our net sales and earnings. Due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income.

We are dependent upon our senior executive officers and key personnel for the operation of our business.

We are dependent for the operation of our business on the experience, technology knowledge, abilities and continued services of our officers, Dennis Sunshine, President and Chief Executive Officer, Bruce Reissman, Executive Vice President and Chief Operating Officer, Mitchell Binder, Vice President-Finance and Chief Financial Officer and Richard Hetherington, President and Chief Operating Officer of Tulip. The loss of services of any of such persons would be expected to have a material adverse effect upon our business and/or our prospects. Our future success is dependent upon, among other things, the successful recruitment and retention of key personnel including executive officers, for sales, marketing, finance and operations. We face significant competition for skilled and technical talent. No assurance can be made that we will be successful in attracting and retaining such personnel. If we are unable to retain existing key employees or hire new employees upon acceptable terms when necessary, our business could potentially be adversely effected.

We may not be successful in our expansion efforts.

We have a strategy to expand our operations through strategic acquisitions. Through the past several years, we reviewed various potential acquisitions and believe there are numerous opportunities presently available. In April 2005, we completed the acquisition of Tulip. While there can be no assurance we will obtain the necessary financing to complete additional acquisitions, even if we do, there can be no assurance that we will have sufficient income from operations of such acquired companies to satisfy the interest payments, in which case, we will be required to pay them out of Orbit's operations which may be adversely affected. Furthermore, there can be no assurance we will be able to successfully complete the integration of any future acquired business and that such acquisition will be profitable and enable us to grow our business.

We may have difficulty procuring certain raw materials on terms satisfactory to us.

We use multiple sources for our procurement of our raw materials and we are not dependent on any suppliers for such procurement. Occasionally, however, in the production of certain military units, we will be face with procuring certain components that are either obsolete or difficult to procure. Although we believe that with our access to worldwide brokers using the Internet we can obtain the necessary components, there can be no assurance that such components will be available, and even if so, at reasonable prices.

Item 2. DESCRIPTION OF PROPERTIES

The Company owned its plant and executive offices, located at 80 Cabot Court, Hauppauge, New York, which consists of 60,000 square feet (of which approximately 50,000 square feet are available for manufacturing operations) in a two-story, sprinklered, brick building which was completed in October 1982 and expanded in 1985. In March 2001, the Company completed a sale leaseback transaction whereby it sold its land and building for $3,000,000 and entered into a twelve year net lease with the buyer of the property. The lease provides for an annual payment of $360,000 with 10% increases in the fourth, seventh and tenth years of the lease. The lease expires in February 2013, but may be extended by the Company at its option through 2025. During the extension period, the lease provides for an annual rent of $527,076 with 10% increases in the fourth, seventh and tenth years of the extended lease.

Behlman leases 1,700 square feet in Ventura, California which is used as a selling office. The lease provides for monthly payments of $1,679 from January 1, 2005 through December 31, 2005 and increases to $1,730 from January 1, 2006 through December 31, 2006 and to $1,781 from January 1, 2007 to December 31, 2007.

On April 4, 2005, Tulip entered into a five year lease for 19,000 square feet at 1765 Walnut Drive, Quakertown, Pennsylvania which is used for manufacturing, engineering and administration. The lessor of this facility is a limited partnership, the ownership of which is controlled by the former shareholders of Tulip. The lease provides for monthly payments of $9,100 and increases by 2% each year for the first two renewal periods and by 3% for the final two renewal periods.

Item 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company, other than routine litigation incidental to the Company's business.

Item 4. **SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS**

None.

PART II

Item 5. **MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES**

The Company's common stock is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") Capital Market under the symbol ORBT.

The following table sets forth the high and low closing sales prices of the Company's common stock for each quarter from January 1, 2004 through its fiscal year ended December 31, 2005, as reported on the Nasdaq Capital Market.

	CLOSE(1)	
	High	**Low**
2004:		
First Quarter:	$6.92	$5.50
Second Quarter:	6.96	5.09
Third Quarter:	5.76	4.64
Fourth Quarter:	10.86	5.09
2005:		
First Quarter:	$8.75	$6.96
Second Quarter:	9.41	7.32
Third Quarter:	11.77	8.84
Fourth Quarter:	14.70	10.18

(1) Retroactively restated to reflect a twenty-five percent (25%) stock dividend effective July 18, 2005.

Holders

As of March 17, 2006, the Company had 326 shareholders of record.

Dividends

The Company has not paid or declared any cash dividends to date and does not anticipate paying any in the foreseeable future. The Company intends to retain earnings, if any, to support the growth of the business.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as of December 31, 2005:

- the number of shares of the Company's common stock issuable upon exercise of outstanding options, warrants and rights, separately identified by those granted under equity incentive plans approved by the Company's stockholders and those granted under plans, including individual compensation contracts, not approved by the Company's stockholders (column a),

- the weighted average exercise price of such options, warrants and rights, also as separately identified (column b), and

- the number of shares remaining available for future issuance under such plans, other than those shares issuable upon exercise of outstanding options, warrants and rights (column c).

Equity Compensation Plan Information Table

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	615,000	$2.96	100,000
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	615,000	$2.96	100,000

Recent Sale of Unregistered Securities

As previously reported by the Company on Form 8-K for April 4, 2005, approximately 206,000 shares of unregistered common stock were issued in connection with the Tulip acquisition. On January 10, 2006 these shares were registered with the Securities and Exchange Commission with a Registration Statement on Form S-3.

Purchases of Equity Securities by the Small Business Issuer and Affiliated Purchases

None.

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

The Company recorded a significant increase in operating results for the year ended December 31, 2005. The results of operations for the year ended December 31, 2005 include the operations of Tulip as of April 4, 2005, the date the transaction was completed. Revenues increased significantly and the Company's gross profit margins improved for the year ended December 31, 2005 compared to the prior year. Consequently, net income for the year ended December 31, 2005 also increased significantly compared to the prior year. Our backlog at December 31, 2005 was approximately $13,000,000 compared to $11,000,000 at December 31, 2004. This increase was due to the $3,900,000 backlog of Tulip that was included in the current year's backlog. The backlog from our Power Units Segment was lower due to a large contract that was in the backlog in the prior year and completed shipment in the second quarter of 2005. There is no seasonality to the Company's business. Our shipping schedules are generally determined by the shipping schedules outlined in the purchase orders received from our customers. Both of our operating segments are pursuing a significant amount of business opportunities and our confidence level remains very high with respect to receiving many of the orders we are pursuing although timing is always an uncertainty. Nevertheless, we remain very encouraged by our business environment and we expect our strong operating results to continue into 2006. Our success of the past few years has significantly strengthened our balance sheet evidenced by our 4.9 to 1 current ratio at December 31, 2005. We currently have a $2,500,000 credit facility in place that we have not used to date and the Company is currently exploring accretive acquisition opportunities that are compatible with our existing operations. We also have several financing alternatives available to us, if needed, in order to fund any potential acquisitions.

Forward Looking Statements

Statements in this Item 6 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may", "will", "potential", "opportunity", "believes", "belief", "expects", "intends", "estimates", "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and the results of its operations are based on the Company's financial statements and the data used to prepare them. The Company's financial statements have been prepared based on accounting principles generally accepted in the United States of America. On an on-going basis, we re-evaluate our judgments and estimates including those related to inventory valuation, the valuation allowance on the Company's deferred tax asset and goodwill impairment. These estimates and judgments are based on historical experience and various other assumptions that are believed to be reasonable under current business conditions and circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect more significant judgments and estimates in the preparation of the consolidated financial statements.

Inventories

Inventory is valued at the lower of cost (specific and average) or market. Inventory items are reviewed regularly for excess and obsolete inventory based on an estimated forecast of product demand. Demand for the Company's products can be forecasted based on current backlog, customer options to reorder under existing contracts, the need to retrofit older units and parts needed for general repairs. Although the Company makes every effort to insure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have an impact on the level of obsolete material in its inventory and operating results could be affected, accordingly. However, world events have forced our country into various situations of conflict whereby equipment is used and parts may be needed for repair. This could lead to increased product demand as well as the use of some older inventory items that the Company had previously determined obsolete.

Deferred tax asset

At December 31, 2005, the Company had an alternative minimum tax credit of approximately $573,000 with no limitation on the carry-forward period and net operating loss carry-forwards of approximately $25,000,000 that expire through 2025. In addition, the Company receives a tax deduction when their employees exercise their non-qualified stock options thereby increasing the Company's deferred tax asset. The Company records a valuation allowance to reduce its deferred tax asset when it is more likely than not that a portion of the amount may not be realized. The Company estimates its valuation allowance based on an estimated forecast of its future profitability. Any significant changes in future profitability resulting from variations in future revenues or expenses could affect the valuation allowance on its deferred tax asset and operating results could be affected, accordingly.

Impairment of Goodwill

The Company has significant intangible assets related to goodwill and other acquired intangibles. In determining the recoverability of goodwill and other intangibles, assumptions must be made regarding estimated future cash flows and other factors to determine the fair value of the assets. If these estimates or their related assumptions change in the future, the company may be required to record impairment charges for those assets not previously recorded. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under the provisions of SFAS 142, the cost of certain intangible assets are no longer subject to amortization. These costs were reviewed for potential impairment in 2005 and 2004 and will be reviewed on an annual basis thereafter.

Results of Operations:

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

The Company currently operates in two industry segments. Its Orbit Instrument Division and its Tulip subsidiary are engaged in the design and manufacture of electronic components and subsystems (the "Electronics Segment"). Its Behlman subsidiary is engaged in the design and manufacture of commercial power units (the "Power Units Segment"). The results of operations for the year ended December 31, 2005 include the operations of Tulip since April 4, 2005, the date the transaction was completed.

Consolidated net sales for the year ended December 31, 2005 increased by 34.7% to $24,254,000 from $18,012,000 for the prior year principally due to a 49.3% and 16.9% increase in sales recorded from the Electronics Segment and Power Units Segment, respectively. Approximately 114% of the increase in sales from the Electronics Segment was due to the inclusion of the operations of Tulip in the current year.

Gross profit, as a percentage of net sales, for the year ended December 31, 2005 increased to 44.7% from 43.0% for the prior year. This increase resulted from a higher gross profit from the Company's Power Units Segment that was partially offset by a decrease in gross profit from the Company's Electronics Segment. The increase in gross profit from the Power Units Segment was due principally to an increase in sales. The decrease in gross profit from the Electronics Segment was principally due to a lower gross profit recorded by the Instrument Division due to lower sales and slightly higher overhead costs.

Selling, general and administrative expenses for the year ended December 31, 2005 increased by 32.5% to $7,973,000 from $6,019,000 from the year ended December 31, 2004 principally due to the inclusion of the operations of Tulip in the current year, higher selling costs from the Power Units Segment, higher corporate administrative costs and $326,000 of amortization of intangible costs associated with the Tulip acquisition. Selling, general and administrative expenses, as a percentage of sales, for the year ended December 31, 2005 decreased to 32.9% from 33.4% principally due to the significant increase in sales from both operating segments.

Interest expense for the year ended December 31, 2005 increased to $333,000 from $2,000 for the year ended December 31, 2004 due to interest incurred in connection with a $5,000,000 acquisition loan from the Company's primary lender for the acquisition of Tulip, as well as interest incurred on the $2,000,000 promissory note to the former shareholders of Tulip.

Investment and other income for the year ended December 31, 2005 increased to $186,000 from $104,000 for the prior year principally due to an increase in the amounts invested during the current year. This increase in the amounts invested during the current year resulted from cash generated from operations and the exercise of employee stock options.

Net income before income tax provision was $2,714,000 for the year ended December 31, 2005.; Net income before income tax benefit was $1,837,000 for the year ended December 31, 2004. The increase in income was principally due to the increase in sales from both of the Company's operating segments, the increase in gross margin from the Power Unit's Segment, the decrease in selling, general and administrative expenses as a percentage of sales and despite the lower gross profit from the Electronics Segment and the increase in interest expense.

Income taxes for the year ended December 31, 2005 consist of $30,000 in state income taxes that cannot be offset by any state net operating loss carry-forwards. During the year ended December 31, 2004, due to increased profitability, the Company adjusted its valuation allowance on its deferred tax asset thereby realizing $100,000 in an income tax benefit.

As a result of the foregoing, net income for the year ended December 31, 2005 was $2,684,000 compared to $1,937,000 for the year ended December 31, 2004, an increase of 38.6%.

Earnings before interest, taxes, depreciation and amortization, and amortization of unearned compensation (EBITDA) for the year ended December 31, 2005 significantly increased to $3,710,000 from $1,967,000 for year ended December 31, 2004. Listed below is the EBITDA reconciliation to net income:

	Year ended December 31,	
	2005	2004
Net income	$2,684,000	$1,937,000
Interest expense	333,000	2,000
Income tax expense (benefit)	30,000	(100,000)
Depreciation and amortization	487,000	69,000
Amortization of unearned compensation	176,000	59,000
EBITDA	$3,710,000	$1,967,000

Liquidity, Capital Resources and Inflation

Working capital increased to $14,839,000 at December 31, 2005 as compared to $10,932,000 at December 31, 2004. The ratio of current assets to current liabilities decreased to 4.9 to 1 at December 31, 2005 from 7.1 to 1 at December 31, 2004, principally due to the debt incurred in connection with the Tulip acquisition.

Net cash provided by operations for the year ended December 31, 2005 was $2,923,000, primarily attributable to net income for the year, the non-cash amortization of intangible assets and restricted stock awards, depreciation and an increase in accrued expenses that was partially offset by an increase in other long-term assets, a decrease in accounts payable and in the amount due to the former shareholders of Tulip. Net cash provided by operations for the year ended December 31, 2004 was $587,000, primarily attributable to net income for the period that was partially offset by an increase in inventory, deferred tax benefit and other assets and a decrease in accrued expenses.

Cash flows used in investing activities for the year ended December 31, 2005 was $5,827,000, attributable to the purchase of Tulip, purchases of marketable securities and property and equipment. Cash flows used in investing activities for the year ended December 31, 2004 was $211,000 attributable to the purchase of marketable securities and the purchase of property and equipment.

Cash flows provided by financing activities for the year ended December 31, 2005 was $5,725,000, primarily attributable to the proceeds from the issuance of long term debt and the proceeds from stock option exercises that was partially offset by the repayments of long term debt. Cash flows used in financing activities for the year ended December 31, 2004 was $61,000, primarily attributable to the repayments of long-term debt that was partially offset by the proceeds from stock option exercises due to a material increase in the price of the Company's stock.

In February 2003, the Company entered into a $2,000,000 credit facility with a commercial lender secured by accounts receivable, inventory and property and equipment. In April 2005, the Company entered into a new $2,500,000 credit facility with the same lender along with a new five-year $5,000,000 Term Loan Agreement to finance the acquisition of Tulip. The new credit facility will continue from year to year unless sooner terminated for an event of default including non-compliance with certain financial covenants. Loans under the old facility bore interest equal to the sum of 2.75% plus the one-month London Inter-bank Offer Rate (LIBOR) (4.39% at December 31, 2005). Loans under the new facility bear interest equal to the sum of 2.00% plus the one-month LIBOR and the Term Loan bear interest equal to the sum of 2.25% plus the one-month LIBOR. Monthly principal payments under the Term Loan, of approximately $60,000 per month, commenced in June 2005.

In April 2005, the Company entered into a five year $2,000,000 Promissory Note with the selling shareholders of Tulip at an interest rate equal to the sum of 2.00% plus the prime rate of interest (7.25% at December 31, 2005). Principal payments of $100,000 are made on a quarterly basis along with accrued interest.

The Company's contractual obligations and commitments are summarized as follows:

Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$6,384,000	$1,114,000	$3,343,000	$1,927,000	-
Capital lease obligations	20,000	10,000	10,000	-	-
Operating leases	3,822,000	574,000	1,708,000	981,000	$559,000
Total contractual Obligations	$10,226,000	$1,698,000	$5,061,000	$2,908,000	$559,000

The Company's existing capital resources, including its bank credit facilities, and its cash flow from operations are expected to be adequate to cover the Company's cash requirements for its operations. The Company believes that financing alternatives are available in order to fund future acquisitions.

Inflation has not materially impacted the operations of the Company.

Certain Material Trends

In April 2005, the Company completed the acquisition of Tulip and its operations became part of the Company's Electronics Segment. The Company's Electronics Segment and the Custom Division of its Power Units Segment are heavily dependent on military spending. The events of September 11, 2001 have put a tremendous emphasis on defense and homeland security spending and the Company has seen improvement in bookings and revenue levels since 2001. The Company has realized a significant increase to the backlog of its Power Units Segment during 2004 and shipments from this Segment contributed to very strong operating results for the first and second quarters of 2005. In particular, during 2005, its commercial division has realized an increase in bookings, particularly for military requirements for its standard commercial products. Both of the Company's business segments had strong bookings in 2004 and 2005. The addition of Tulip in April 2005 added approximately $4.5 million to the Company's backlog. Although the Electronics Segment and the Custom Division of the Power Units Segment are pursuing several opportunities for reorders, as well as new contract awards, the Company has normally found it difficult to predict the timing of such awards.

There is no seasonality to the Company's business. The Company's revenues are generally determined by the shipping schedules outlined in the purchase orders received from its customers. The Company stratifies all the opportunities it is pursuing by various confidence levels. The Company generally realizes a very high success rate with those opportunities to which it applies a high confidence level. The Company currently has a significant amount of potential contract awards to which it has applied a high confidence level. However, because it is difficult to predict the timing of awards for most of the opportunities the Company is pursuing, it is also difficult to predict when the Company will commence shipping under these contracts. A delay in the receipt of any contract from its customer ultimately causes a corresponding delay in shipments under that contract.

Despite the increase in military spending, the Company still faces a challenging environment. The government is emphasizing the engineering of new and improved weaponry and it continues to be our challenge to work with each of our prime contractors so that we can participate on these new programs. In addition, these new contracts require incurring up-front design, engineering, prototype and pre-production costs. While the Company attempts to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by its customers, including the United States Government, for such effort. In addition, even if the United States Government agrees to reimburse development costs, there is still a significant risk of cost overrun that may not be reimbursable. Furthermore, once the Company has completed the design and pre-production stage, there is no assurance that funding will be provided for future production. In such event, even if the Company is reimbursed its development costs it will not generate any significant profits.

The Company is heavily dependent upon military spending as a source of revenues and income. However, even increased military spending does not necessarily guarantee the Company of increased revenues, particularly, when the allocation of budget dollars may vary depending on what may be needed for specific military conflicts Any future reductions in the level of military spending by the United States Government due to budget constraints or for any other reason, could have a negative impact on the Company's future revenues and earnings. In addition, due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income. Behlman's line of commercial products gives the Company some diversity and the addition of Tulip gives the Electronics Segment a more diversified customer base.

The Company's business strategy is to expand its operations through strategic, accretive acquisitions. Through the past several years, the Company reviewed various potential acquisitions and believes there are numerous opportunities presently available. In April 2005, it completed the acquisition of Tulip. The Company has received offers from several financial institutions that have expressed an interest in helping the Company with acquisition financing. However, there can be no assurance it will obtain the necessary financing to complete additional acquisitions and even if it does, there can be no assurance that we will have sufficient income from operations of such acquired companies to satisfy the interest payments, in which case, we will be required to pay them out of Orbit's operations which may be adversely affected. The Company continues to review acquisition candidates but none have progressed beyond a preliminary due diligence stage.

Quantitative and Qualitative Disclosures About Market Risks

As of December 31, 2005, the Company had an amount due to its primary lender under its Term Loan of approximately $4,584,000. Interest on this Term Loan is equal to the sum of 2.25% plus the one-month LIBOR. In addition, the Company has a $2,500,000 line of credit with the same lender at a rate equal to the sum of 2.00% plus the one-month LIBOR. The Company did not have any borrowings under the line of credit during the year ended December 31, 2005. During 2005, LIBOR averaged 3.37% and was 4.39% at December 31, 2005.

The Company also has a Promissory Note to the former shareholders of Tulip that had a balance of $1,800,000 at December 31, 2005. Interest on this note was at 2.00% over the prime rate of interest. During 2005, the Bank's prime rate of interest averaged 6.25% and was 7.25% at December 31, 2005.

We are subject to changes in the prime rate based on the actions of the Federal Reserve that are generally determined by general market and economic fluctuations. Any hypothetical increase of 1% in interest rates will result in an increase of approximately $60,000 of annual interest expense exclusive of the impact of any borrowings under the Company's line of credit.

None of the Company's variable rate of interest arrangements are hedged by any derivative instruments. The Company believes that any moderate interest rate increases will not have any material adverse effect on its results of operations, liquidity or financial position.

The Company believes that it is not subject in any material way to any other forms of market risk.

Item 7. FINANCIAL STATEMENTS

The information required under this Item appears in a separate section following Item 14 of this report.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 8A. CONTROLS AND PROCEDURES

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting during the three months ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 8B. OTHER INFORMATION

There have not been any other material changes in the Company's affairs which have not been described in a report on Form 8-K during the fourth quarter ended December 31, 2005.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2006 Annual Meeting of Stockholders.

Item 10. EXECUTIVE COMPENSATION

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2006 Annual Meeting of Stockholders.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2006 Annual Meeting of Stockholders.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2006 Annual Meeting of Stockholders.

Item 13. EXHIBITS

(a) The following documents are filed as part of this Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

1 and 2. Financial Statements and Schedule:

The index to the financial statements and schedule is incorporated by reference to the index to financial statements which follows Item 13 of this Annual Report on Form 10-KSB.

3. Exhibits:

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement, dated December 13, 2004, by and among Orbit International Corp., Tulip Development Laboratory, TDL Manufacturing, Inc. and the respective Shareholders of Tulip Development Laboratory, Inc. and TDL Manufacturing, Inc. Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K for December 13, 2004.
3.1	Certification of Incorporation, as amended. Incorporated by reference to Exhibit 3(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1991.
3.2	By-Laws, as amended. Incorporated by reference to Exhibit 3(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1988.
4.1	Orbit International Corp. 2003 Stock Incentive Plan. Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.

10.1	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Mitchell Binder. Incorporated by reference to Exhibit 10(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10.2	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Bruce Reissman. Incorporated by reference to Exhibit 10(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10.3	Amended and Restated Employment Agreement, dated as of February 15, 1999 between Registrant and Dennis Sunshine. Incorporated by reference to Exhibit 10(c) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10.4	Form of Indemnification Agreement between the Company and each of its Directors dated as of September 10, 2001.
10.5	Purchase and Sale Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10.6	Lease Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10.7	Loan and Security Agreement dated as of January 28, 2003 between the Company and Merrill Lynch Business Financial Services Inc. including exhibits and other attachments thereto. Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.
10.8	Employment Agreement dated April 4, 2005 between Tulip Development laboratory, Inc. and Richard Hetherington. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.9	Custody, Pledge and Security Agreement dated as of April 4, 2005, by and among the Company and Richard Hetherington, Joanne Hetherington, Larry M. Bateman and Stephen Hill. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.10	Net Lease dated as of April 4, 2005 by and between Rudy's Thermo-Nuclear Devices, as Landlord, and TDL Manufacturing, Inc. and Tulip Development Laboratory, Inc. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.

10.11	Term Loan and Security Agreement dated as of April 4, 2005 between the Company and Merrill Lynch Financial Business Services Inc. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.12	Collateral Installment Note to Merrill Lynch Financial Business Services Inc. dated as of April 4, 2005, from the Company. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
14.1	Form of Code of Ethics between the Company and its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Incorporated by reference to Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 2003.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Goldstein Golub Kessler LLP.
31.1*	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
31.2*	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
32.1*	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
32.2*	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

* Filed herewith.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the securities Exchange Act of 1934 in connection with the Company's 2006 Annual Meeting of Shareholders.

ORBIT INTERNATIONAL CORP.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Orbit International Corp.

We have audited the accompanying consolidated balance sheets of Orbit International Corp. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbit International Corp. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

February 23, 2006

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31,	2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,933,000	$ 1,112,000
Investments in marketable securities	1,012,000	158,000
Accounts receivable, less allowance for doubtful accounts of $145,000	3,695,000	2,472,000
Inventories	9,055,000	8,265,000
Deferred tax asset	784,000	564,000
Other current assets	130,000	147,000
Total current assets	18,609,000	12,718,000
Property and Equipment, net	357,000	198,000
Goodwill	6,130,000	868,000
Intangible Assets, net	1,639,000	-
Deferred Tax Asset	1,219,000	200,000
Other Assets	1,198,000	1,058,000
Total Assets	$29,152,000	$15,042,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term obligations	$ 1,125,000	$ 13,000
Accounts payable	857,000	712,000
Accrued expenses	1,447,000	976,000
Customer advances	256,000	-
Deferred income	85,000	85,000
Total current liabilities	3,770,000	1,786,000
Deferred Income	513,000	598,000
Long-term Obligations, net of current maturities	5,279,000	20,000
Total liabilities	9,562,000	2,404,000
Stockholders' Equity:		
Common stock - authorized 10,000,000 shares- $.10 par value; issued and outstanding-4,575,000 shares	457,000	382,000
Additional paid-in capital	20,600,000	16,582,000
Unearned compensation	(1,340,000)	(1,516,000)
Accumulated other comprehensive loss	(4,000)	(3,000)
Accumulated deficit	(123,000)	(2,807,000)
Stockholders' equity	19,590,000	12,638,000
Total Liabilities and Stockholders' Equity	$29,152,000	$15,042,000

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,	2005	2004
Net sales	$24,254,000	$18,012,000
Cost of sales	13,420,000	10,258,000
Gross profit	10,834,000	7,754,000
Selling, general and administrative expenses	7,973,000	6,019,000
Interest expense	333,000	2,000
Investment and other income, net	(186,000)	(104,000)
Total expenses, net	8,120,000	5,917,000
Income before income tax provision (benefit)	2,714,000	1,837,000
Income tax provision (benefit)	30,000	(100,000)
Net income	$ 2,684,000	$ 1,937,000
Net income per common share: (a)		
Net income:		
Basic	$ .66	$ .56
Diluted	$ .60	$ .50

(a) Retroactively restated to reflect a twenty-five (25%) stock dividend effective July 18, 2005.

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 2005 and 2004

	Common Stock 10,000,000 Shares Authorized Shares Issued(a)	Common Stock Amount(a)	Additional Paid-in Capital(a)	Accumulated Deficit	Treasury Stock Shares(a)	Treasury Stock Amount	Unearned Compensation	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2004	5,030,000	$503,000	$24,483,000	$(4,744,000)	(1,585,000)	$(9,850,000)	-	-	$ 10,392,000
Exercise of options and warrants	82,000	8,000	76,000	-	-	-	-	-	84,000
Issuance of warrants	-	-	94,000	-	-	-	-	-	94,000
Issuance of restricted stock	294,000	29,000	1,547,000	-	-	-	$(1,516,000)	-	60,000
Retirement of treasury stock	(1,585,000)	(158,000)	(9,692,000)	-	1,585,000	9,850,000	-	-	-
Tax benefit of stock option exercise	-	-	74,000	-	-	-	-	-	74,000
Other comprehensive loss	-	-	-	-	-	-	-	$(3,000)	(3,000)
Net income	-	-	-	1,937,000	-	-	-	-	1,937,000
Balance at December 31, 2004	3,821,000	382,000	16,582,000	(2,807,000)	-	-	(1,516,000)	(3,000)	12,638,000
Amortization of restricted stock	-	-	-	-	-	-	176,000	-	176,000
Issuance of common stock for Tulip acquisition	206,000	20,000	1,480,000	-	-	-	-	-	1,500,000
Exercise of options	548,000	55,000	1,299,000	-	-	-	-	-	1,354,000
Tax benefit of stock option exercise	-	-	1,239,000	-	-	-	-	-	1,239,000
Other comprehensive loss	-	-	-	-	-	-	-	(1,000)	(1,000)
Net income	-	-	-	2,684,000	-	-	-	-	2,684,000
Balance at December 31, 2005	4,575,000	$457,000	$20,600,000	$(123,000)	-	-	$(1,340,000)	$(4,000)	$19,590,000

(a) Retroactively restated to reflect a twenty-five (25%) stock dividend effective July 18, 2005.

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,	2005	2004
Cash flows from operating activities:		
Net income	$ 2,684,000	$ 1,937,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets	326,000	-
Depreciation	161,000	69,000
Bond premium amortization	23,000	2,000
Bad debt	9,000	2,000
Expense due to restricted stock awards	176,000	59,000
Expense due to issuance of warrants	-	94,000
Deferred income	(85,000)	(86,000)
Deferred tax benefit	(1,239,000)	(174,000)
Tax benefit of options exercised	1,239,000	74,000
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(63,000)	141,000
Decrease (increase) in inventories	50,000	(1,188,000)
Decrease in other current assets	29,000	11,000
Increase in other assets	(140,000)	(189,000)
Decrease in accounts payable	(108,000)	(47,000)
Decrease in customer advances	40,000	-
Increase (decrease) in accrued expenses	271,000	(118,000)
Decrease in amount due to former shareholders of Tulip	(450,000)	-
Net cash provided by operating activities	2,923,000	587,000
Cash flows from investing activities:		
Cash paid for acquisition of Tulip, net of cash received of $693,000	(4,834,000)	-
Purchase of marketable securities	(879,000)	(108,000)
Purchase of property and equipment	(114,000)	(103,000)
Net cash used in investing activities	(5,827,000)	(211,000)
Cash flows from financing activities:		
Proceeds from issuance of long term debt	5,000,000	-
Repayments of long-term debt	(629,000)	(146,000)
Proceeds from exercise of options	1,354,000	84,000
Restricted stock award	-	1,000
Net cash provided by (used in) financing activities	5,725,000	(61,000)

(continued)

See Notes to Consolidated Financial Statements

Net increase in cash and cash equivalents	2,821,000	315,000
Cash and cash equivalents at beginning of year	1,112,000	797,000
Cash and cash equivalents at end of year	$ 3,933,000	$ 1,112,000
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 266,000	$ 2,000

Supplemental schedule of noncash investing and financing activities:

The Company purchased all of the capital stock of Tulip Development Laboratory, Inc. and its manufacturing affiliate, TDL Manufacturing, Inc. for $9,027,000. In conjunction with the acquisition, net assets with a fair value of $1,800,000 were acquired.

In connection with the aforementioned acquisition, the Company funded $2,000,000 of the purchase price with promissory notes issued to the former shareholders of Tulip. Also in connection with the acquisition, approximately 206,000 shares of Orbit, $.10 par value, common stock, valued at approximately $1,500,000, was issued to the former shareholders of Tulip.

See Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS:

The consolidated financial statements include the accounts of Orbit International Corp. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

The Company has two reportable segments: (a) the Electronics Segment is comprised of the Orbit Instrument Division and the Company's wholly owned subsidiary, Tulip Development Laboratory, Inc. and its manufacturing affiliate, TDL Manufacturing, Inc. The Electronics Segment is engaged in the design, manufacture and sale of customized electronic components and subsystems; (b) the Behlman Electronics, Inc. subsidiary (Power Units Segment) is engaged in the design and manufacture of distortion-free commercial power units, power conversion devices and electronic devices for measurement and display.

2. ACQUISITION:

On April 4, 2005, the Company acquired all of the issued and outstanding capital stock of Tulip. The primary reason for the acquisition was the expansion of both our customer and product bases and the possibility of accretion to earnings. The total purchase price was $9.027 million consisting of $5.0 million in cash, which was funded by a term loan, a $2.0 million promissory note to the sellers, approximately 206,000 shares of Orbit stock valued at $1.5 million and direct acquisition costs of approximately $527,000. Included in the direct acquisition costs was a $138,000 liability at December 31, 2005, in connection with the Company agreeing to reimburse the sellers for additional tax owed as a result of an election under Internal Revenue Code 338 (h) (10).

The Tulip acquisition was accounted for as a purchase, and accordingly, the assets purchased and liabilities assumed are included in the consolidated balance sheet as of December 31, 2005. The operating results of Tulip are included in the consolidated financial statements since the date of acquisition.

In accordance with SFAS No. 141, *Business Combinations*, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over the fair values is recorded as goodwill. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on estimates and assumptions made by management and their consultants. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized but will be reviewed at least annually for impairment. Purchased intangible assets with finite lives will be amortized on a straight-line basis over their respective estimated useful lives. The total purchase price has been allocated as follows:

Tangible assets and liabilities:	
Cash	$ 693,000
Accounts receivable	1,169,000
Inventories	840,000
Other current assets	12,000
Property and equipment	206,000
Accounts payable	(254,000)
Accrued expenses	(200,000)
Due to stockholders	(450,000)
Customer advances	(216,000)
Total net tangible assets and liabilities	1,800,000

(continued)

Amortizable intangible assets:	
Contract backlog	1,650,000
Non-compete provision of employment contract	315,000
Total amortizable intangible assets	1,965,000
Goodwill	5,262,000
Total purchase price	$9,027,000

The following summarized pro forma financial information presents the combined results of the Company and Tulip as if the acquisition had occurred as of the beginning of periods presented. Adjustments, which reflect amortization of purchased intangible assets, interest on debt to finance the acquisition and recalculation of bonuses due to adjustments to net income, have been made to the combined results of operations for the years ended December 31, 2005 and 2004. The unaudited summarized pro forma financial information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the acquisition occurred at the beginning of the dates presented nor does it purport to represent the results of operations for future periods.

	Year ended December 31,	
	2005 (Pro forma and Unaudited)	2004 (Pro forma and Unaudited)
Net Sales	$25,908,000	$22,828,000
Net Income	2,847,000	1,986,000
Basic earnings per share	0.69	0.54
Diluted earnings per share	0.63	0.48

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Note 2, the Company acquired Tulip Development Laboratory, Inc. and its manufacturing affiliate TDL Manufacturing, Inc., collectively, ("Tulip"), on April 4, 2005. Operating results for Tulip for the period April 1, 2005 through April 4, 2005 are included in these financial statements but were not material.

On June 24, 2005, the Board of Directors approved a twenty-five percent (25%) stock dividend to shareholders of record on July 18, 2005. The payable date for the dividend was July 29, 2005. The stock dividend has been accounted for as a 5 for 4 stock split and all references to shares and per share amounts in the accompanying financial statements have been retroactively restated to reflect the stock dividend.

During the third quarter of 2004, the Board of Directors unanimously approved the retirement of the Company's 1,584,623 shares of treasury stock.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Inventories are priced at the lower of cost (specific and average) or market.

Property and equipment is recorded at cost. Depreciation and amortization of the respective assets are computed using the straight-line method over their estimated useful lives ranging from 3 to 8 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease or the estimated useful life of the improvement, whichever is less.

The Company's investment in available-for-sale securities is stated at fair value, based on quoted market prices, with the unrealized gains and losses, net of income tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sales securities are included in investment income. The cost of securities sold is based on the specific-identification method. Interest and dividends on such securities are included in investment income.

The Company recognizes deferred tax assets and liabilities based on the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances have been established to reduce deferred tax assets to the amount expected to be realized.

Substantially all of the Company's revenue is recognized from the sale of tangible products. The Company records sales upon delivery of the units under its manufacturing contracts.

All of our contracts are for products made to specific customer specifications with no right of return. All of our units are shipped with a one-year warranty. The costs to repair units within the warranty period was immaterial during the years ended December 31, 2005 and 2004.

The Company's freight and delivery costs were $86,000 and $66,000 for the years ended December 31, 2005 and 2004, respectively. These costs are included in selling, general and administrative expenses.

When impairment indicators are present, the Company reviews the carrying value of its long-lived assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analyses.

The Company measures employee stock-based compensation cost using Accounting Principles Board ("APB") Opinion No. 25 as is permitted by SFAS No. 123, *Accounting for Stock-Based Compensation.*

Pro forma information regarding net income and net income per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock options granted using the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Binomial and Black-Scholes option pricing models with the following weighted-average assumptions for the years ended December 31, 2005 and 2004: risk-free interest rates of 3.92% and 3.81% to 4.58% respectively; no dividend yield; volatility factors of the expected market price of the Company's common stock of 55% and 116%, respectively; and a weighted-average expected life of the options of 9.0 years.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (Revised 2004), Share-Based Payment ("SFAS No. 123R"), which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Company currently discloses pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes and Binomial model and disclosing the impact on net income and net income per share in a Note to the Consolidated Financial Statements. Upon adoption, pro forma disclosure will no longer be an alternative. The table at the end of this footnote reflects the estimated impact that such a change in accounting treatment would have had on our net income and net income per share if it had been in effect during the year ended December 31, 2005. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized for such deductions were $1,239,000 in 2005 and $74,000 for 2004. The Company will begin to apply SFAS No. 123R using the most appropriate fair value model as of the interim reporting period ending March 31, 2006.

Except for the aforementioned SFAS No. 123R, management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

December 31,	2005	2004
Net income - as reported	$2,684,000	$1,937,000
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	176,000	59,000
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effect	(245,000)	(995,000)
Net income - pro forma	$2,615,000	$1,001,000
Basic income per share - as reported	$ .66	$ .56
Basic income per share - pro forma	$ .64	$ .29
Diluted income per share - as reported	$ .60	$ .50
Diluted income per share - pro forma	$ .59	$ .26

The fair value of the Company's long-term obligations is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the Company's fair value of long-term obligations was not significantly different from the stated value at December 31, 2005 and 2004.

Research and development costs are expensed when incurred. The Company expensed approximately $1,110,000 and $967,000 for research and development during the years ended December 31, 2005 and 2004, respectively. Such expenses are included in selling, general and administrative expenses.

4. INVENTORIES:

Inventories consist of the following:

December 31,	2005	2004
Raw materials	$4,637,000	$4,303,000
Work-in-progress	3,813,000	3,478,000
Finished goods	605,000	484,000
	$9,055,000	$8,265,000

5. COMPREHENSIVE INCOME: For the years ended December 31, 2005 and 2004, total comprehensive income was $2,683,000 and $1,934,000, respectively. Comprehensive income consists of net income and unrealized gains and losses on marketable securities.

6. INTANGIBLE ASSETS: The Company applies Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires that an intangible asset with a finite life be amortized over its useful life and that goodwill and other intangible assets with indefinite lives not be amortized but evaluated for impairment.

Intangible assets with finite lives are being amortized over three and five years. Amortization expense for the next five years is expected to be as follows:

Year ending December 31,	
2006	$ 435,000
2007	435,000
2008	356,000
2009	330,000
2010	83,000
Total	$1,639,000

7. PROPERTY AND EQUIPMENT: Property and equipment consists of:

December 31,	2005	2004
Leasehold improvements	$ 121,000	$ 22,000
Computer equipment	237,000	145,000
Machinery and equipment	1,271,000	1,223,000
Furniture and fixtures	575,000	543,000
	2,204,000	1,933,000
Accumulated depreciation	1,847,000	1,735,000
	$ 357,000	$ 198,000

8. DEBT: In April 2005, the Company entered into an amended $2,500,000 credit facility with a commercial lender secured by accounts receivable, inventory and property and equipment. The agreement will continue from year to year thereafter unless sooner terminated for an event of default including non-compliance with financial covenants. Loans under the facility will bear interest equal to the sum of 2.00% plus the one-month LIBOR rate (4.39% and 2.40% at December 31, 2005 and 2004, respectively). No amounts have been borrowed under the credit facility.

The Company's long-term debt obligations are as follows:

December 31,	2005	2004
Promissory note payable to the sellers of a discontinued apparel division through February 2005	$ -	$ 3,000
Promissory note with the former shareholders of Tulip, collateralized by Tulip stock, at an interest rate of Prime (7.25% at December 31, 2005) plus 2.00%, payable in quarterly principal installments of $100,000 through 2010.	1,800,000	-
Term loan agreement collateralized by all business assets of Company. Payable in fifty-nine monthly principal payments of approximately $60,000 and a sixtieth payment of approximately $1,500,000. The loan bears interest equal to the sum of 2.25% plus one-month LIBOR (4.39% at December 31, 2005.)	4,584,000	-
Capitalized lease obligation collateralized by certain machinery, interest at 8.6%, payable in monthly installments of $870 through 2007	20,000	30,000
	6,404,000	33,000
Less current portion	1,125,000	13,000
	$ 5,279,000	$ 20,000

Principal payments due on the Company's long-term debt are as follows:

Year ending December 31,	
2006	$1,125,000
2007	1,124,000
2008	1,114,000
2009	1,114,000
2010	1,927,000
	$6,404,000

9. STOCK-BASED COMPENSATION PLANS:

The Company has stock option plans which provide for the granting of nonqualified or incentive stock options to officers, key employees and nonemployee directors. The plans authorize the granting to officers and key employees stock options and restricted stock awards to acquire up to 1,641,000 common shares. Additionally, the plans authorize the granting to nonemployee directors of the Company options to acquire up to 125,000 common shares. Each plan grants options at the market value of the Company's stock on the date of such grant. All options and restricted stock grants are exercisable at times as determined by the board of directors, not to exceed 10 years from the date of grant.

The following table summarizes activity in stock options:

December 31,	2005		2004	
	Options	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
Outstanding at beginning of year	1,158,000	$2.70	1,090,000	$1.62
Granted	5,000	$8.78	104,000	$5.95
Forfeited	-	-	-	-
Exercised	(548,000)	$2.48	(36,000)	$2.26
Outstanding at end of year	615,000	$2.96	1,158,000	$2.70
Exercisable at end of year	610,000		1,133,000	
Weighted-average fair value of options granted during the year		$8.78		$5.66

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Number Exercisable	Weighted-average Exercise Price
$ .60 - $1.07	175,000	5.00	$1.06	175,000	$1.06
$1.26 - $1.62	32,000	3.00	$1.39	32,000	$1.39
$1.92 - $2.04	159,000	4.00	$1.92	159,000	$1.92
$2.40 - $3.70	10,000	5.00	$3.35	10,000	$3.35
$4.51 - $8.78	239,000	8.00	$5.22	234,000	$5.14
$ .60 - $8.78	615,000	6.00	$2.96	610,000	$2.89

At December 31, 2005, 100,000 shares of common stock were reserved for future issuance of stock options.

During 2004, 294,000 shares of restricted stock were awarded to senior management under the 2003 Employee Stock Incentive Plan. The unearned portion of this grant is treated as a component of stockholders equity. The vesting period for 13,000 and 281,000 of these shares is three and ten years, respectively. The amount of compensation expense related to restricted stock awards in 2005 was $176,000.

In June 2003, the Company issued 78,000 warrants to its investment banker at an exercise price of $3.86 per share. At December 31, 2004, all of these warrants were converted into 46,000 shares of common stock pursuant to a cashless exercise.

10. EMPLOYEE BENEFIT PLAN:

A profit-sharing and incentive-savings plan provides benefits to certain employees who meet specified minimum service and age requirements. The plan provides for contributions by the Company equal to 1/2 of employee contributions (but not more than 2% of eligible compensation) and the Company may make additional contributions out of current or accumulated net earnings at the sole discretion of the Company's board of directors.

The Company contributed approximately $184,000 and $163,000 to the plan during the years ended December 31, 2005 and 2004, respectively.

11. INCOME TAXES:

For the year ended December 31, 2005, the Company utilized net operating loss carryforwards to offset income taxes except for a $30,000 state income tax expense in Pennsylvania. For the year ended December 31, 2004, the Company utilized net operating loss carryforwards to offset all income, and accordingly, recorded no provision for income taxes.

At December 31, 2005 and 2004, the Company has an alternative minimum tax credit of approximately $573,000 and $564,000, respectively, with no limitation on the carryforward period. The Company also has federal and state net operating loss carryforwards of approximately $25,000,000 and $9,700,000, respectively, at December 31, 2005. The net operating loss carryforwards expire through 2025.

During the year ended December 31, 2005, the Company's deferred tax asset increased principally due to an income tax benefit relating to the exercise of stock options during the year. During the year ended December 31, 2004, the Company's deferred tax asset increased principally due to an income tax benefit relating to the exercise of stock options during the year and a reduction to its valuation allowance due to the projected increase in profitability of the Company, therefore allowing the Company to utilize more of its net operating loss carryforwards.

The components of the net income tax benefit for the year ended December 31, 2004, consist of:

Deferred:	
Federal	$ 90,000
State	10,000
Total deferred	$100,000

The reconciliation of income tax computed at the U.S. federal and state statutory tax rates to income tax expense is as follows:

December 31,	2005	2004
Tax at U.S. statutory rates	34.0%	34.0%
State taxes	7.0	6.0
Exercise of stock options	-	(1.0)
Utilization of net operating loss carryforward	(40.0)	(19.0)
Reduction in valuation allowance	-	(25.0)
	1.0%	(5.0)%

The deferred tax asset is comprised of the following:

December 31,	2005	2004
Alternative minimum tax credit carryforward	$ 573,000	$ 564,000
Net operating loss and capital loss carryforwards (including pre-acquisition net operating loss carryforwards)	8,774,000	8,370,000
Temporary differences in bases of assets and liabilities:		
Accounts receivable and inventory	413,000	371,000
Goodwill	122,000	336,000
Deferred revenue	219,000	250,000
Accrued expenses	100,000	62,000
Property and equipment	(13,000)	(24,000)
	841,000	995,000
Total deferred tax asset	10,188,000	9,929,000
Valuation allowances	(8,185,000)	(9,165,000)
Net deferred tax asset	$ 2,003,000	$ 764,000

12. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

Sales to significant customers accounted for approximately 51% (17%, 12%, 11% and 11%) and 56% (25%, 20%, and 11%) of the Company's consolidated net sales for the years ended December 31, 2005 and 2004, respectively.

Significant customers of the Company's Electronics Segment accounted for approximately 51% (19%, 18% and 14%) and 86% (41%, 18%, 16% and 11%) of the Electronics Segment's net sales for the years ended December 31, 2005 and 2004, respectively.

Significant customers of the Company's Power Units Segment accounted for approximately 31% (17% and 14%) of the Power Units Segment's net sales for

2005. One significant customer of the Company's Power Units Segment accounted for approximately 23% of the Power Units Segment's net sales for the year ended December 31, 2004.

Certain significant customers of the Company sell the Company's products to the U.S. government. Accordingly, a substantial portion of the net sales is subject to audit by agencies of the U.S. government. In the opinion of management, adjustments to such sales, if any, will not have a material effect on the Company's consolidated financial position or results of operations.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables from its customers.

The Company performs credit evaluations on its customers and collateral is generally not required. Credit losses are provided for in the consolidated financial statements during the period in which an impairment has been determined.

13. LEASING ARRANGEMENTS:

The Company entered into a sale-leaseback of its operating facility in 2001. The initial term of the operating lease expires in 2013 and may be extended by the Company at its option through February 2025. The Company recorded a deferred gain on the sale which is being recognized over the initial term of the lease. Additional operating leases are for Tulip's facility, a sales office and vehicles. The Company also has a capital lease obligation for equipment acquired in 2002.

Future minimum lease payments as of December 31, 2005 under all operating and capital lease agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year ending December 31,	
2006	$ 584,000
2007	598,000
2008	564,000
2009	555,000
2010	502,000
Thereafter	1,039,000
Total future minimum lease payments	$3,842,000

Rent expense for operating leases was approximately $499,000 and $409,000 for the years ended December 31, 2005 and 2004, respectively.

14. COMMITMENTS AND CONTINGENCIES:

The Company has employment agreements with its three executive officers which may be terminated by the Company with not less than three years' prior notice and with three other principal officers, for aggregate annual compensation of $1,717,000. In the event of a change in control of the Company, the executive officers have the right to elect a lump-sum payment representing future compensation due them over the remaining years of their agreements. In addition, the six officers are entitled to bonuses based on a percentage of earnings before taxes, as defined. Total bonus compensation expense was approximately $398,000 and $182,000 for the years ended December 31, 2005 and 2004, respectively.

15. BUSINESS SEGMENTS:

The Company operates through two business segments. The Electronics Segment is comprised of the Orbit Instrument Division and the Company's wholly owned subsidiary, Tulip Development Laboratory, Inc. and its manufacturing affiliate, TDL Manufacturing, Inc. The Electronics Segment is engaged in the design, manufacture and sale of customized electronic components and subsystems. The Company's Power Units Segment, through the Behlman Electronics, Inc. subsidiary, is engaged in the design, manufacture and sale of distortion free commercial power units, power conversion devices and electronic devices for measurement and display.

The Company's reportable segments are business units that offer different products. The Company's reportable segments are each managed separately as they manufacture and distribute distinct products with different production processes.

The following is the Company's business segment information as of and for the years ended December 31, 2005 and 2004:

Year ended December 31,	2005	2004
Net sales:		
Electronics:		
Domestic	$ 13,878,000	$ 9,806,000
Foreign	868,000	73,000
Total Electronics	14,746,000	9,879,000
Power Units:		
Domestic	8,894,000	7,470,000
Foreign	614,000	663,000
Total Power Units	9,508,000	8,133,000
Total net sales	$24,254,000	$18,012,000
Income (expenses) from operations:		
Electronics	$ 2,812,000	$ 2,115,000
Power Units	1,587,000	647,000
General corporate expenses not allocated	(1,538,000)	(1,027,000)
Interest expense	(333,000)	(2,000)
Investment and other income, net	186,000	104,000
Income from operations before income taxes	$ 2,714,000	$ 1,837,000

December 31,	2005	2004
Assets:		
Electronics	$ 8,383,000	$ 5,386,000
Power Units	4,854,000	5,696,000
General corporate assets not allocated	15,915,000	3,960,000
Total assets	$29,152,000	$15,042,000
Depreciation and amortization:		
Electronics	$ 468,000	$ 51,000
Power Units	19,000	18,000
Corporate	199,000	61,000
Total depreciation and amortization	$ 686,000	$ 130,000

16. INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted income per common share:

Year ended December 31,	2005	2004
Denominator:		
Denominator for basic income per share - weighted-average common shares	4,056,000	3,478,000
Effect of dilutive securities:		
Unearned portion of restricted stock awards	65,000	17,000
Employee and director stock options	348,000	389,000
Warrants	-	15,000
Dilutive potential common shares	413,000	421,000
Denominator for diluted income per share - weighted-average common shares and assumed conversions	4,469,000	3,899,000

The numerator for basic and diluted income per share for the years ended December 31, 2005 and 2004 is the net income for each year.

Stock options and a certain unvested portion of a restricted stock award totaling 11,000 shares were outstanding during the year ended December 31, 2004, but were not included in the computation of earnings per share. The inclusion of these instruments would have been antidilutive due to the options' exercise prices and grant date market price of the restricted stock being greater than the average market price of the Company's common shares during the respective periods.

17. RELATED PARTY TRANSACTION:

Tulip leases its facilities from a limited partnership, the ownership of which is controlled by the former shareholders of Tulip. The lease is for 5 years and provides for monthly payments of $9,100 and increases by 2% each year for the first two renewal periods and by 3% for the final two renewal periods. For the year ended December 31, 2005, the total amount paid under this lease was approximately $82,000.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ORBIT INTERNATIONAL CORP.

Dated: March 30, 2006

By: /s/ Dennis Sunshine
Dennis Sunshine, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Dennis Sunshine Dennis Sunshine	President, Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2006
/s/ Mitchell Binder Mitchell Binder	Vice President-Finance, Chief Financial Officer, and Director (Principal Financial Officer)	March 30, 2006
/s/ Bruce Reissman Bruce Reissman	Executive Vice President, Chief Operating Officer and Director	March 30, 2006
/s/ Arthur Rhein Arthur Rhein	Director	March 30, 2006
/s/ Bernard Karcinell Bernard Karcinell	Director	March 30, 2006
/s/ Lee Feinberg Lee Feinberg	Director	March 30, 2006

ORBIT INTERNATIONAL CORP.

Board of Directors

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Vice President, Finance and
Chief Financial Officer

Bernard Karcinell
Financial Consultant

Lee Feinberg
Managing Director,
UBS Financial Services, Inc.

Arthur Rhein
Chairman of the Board, President
and Chief Executive Officer,
Agilysis, Inc.

H. William Coogan, Jr.
Chief Executive Officer,
Firstmark Corporation

Officers

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Vice President, Finance and
Chief Financial Officer

Mark Tublisky
Secretary and President,
Behlman Electronics, Inc.

David Goldman
Treasurer and Controller

Corporate Information

Corporate Office
Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitintl.com

Independent Auditors
Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036

Corporate Counsel
Philips Nizer LLP
666 Fifth Avenue
New York, NY 10103

Transfer Agent
American Stock Transfer and
Trust Company
40 Wall Street
New York, NY 10005

Corporate Facilities

Orbit Instrument Division
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitintl.com

Behlman Electronics, Inc.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-0410
www.behlman.com

Behlman Electronics, Inc.
4532 Telephone Road, #103
Ventura, CA 93003
Telephone: (805) 642-0660

Tulip Development Laboratory, Inc.
TDL Manufacturing, Inc.
1765 Walnut Lane
Quakertown, PA 18951
Telephone: (215) 538-8820
www.tuliplabs.com

Availability of Form 10-KSB

Additional information, including a copy of the Orbit International Corp. 2005 Annual Report on Form 10-KSB with exhibits, as filed with the Securities and Exchange Commission, will be provided without charge to each shareholder mailing a written request to the Company:

80 Cabot Court
Hauppauge, NY 11788

Forward-Looking Statements

Statements in this Annual Report and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may," "will," "potential," "opportunity," "believes," "belief," "expects," "intends," "estimates," "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
(631) 435-8300
www.orbitintl.com